Exhibit 99.1

BOS Reports Financial Results for the Third Quarter and First Nine Months of the Year 2021

RISHON LE ZION, Israel, November 30, 2021 – BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC) reported financial results for the third quarter and first nine months of the year 2021.

Eyal Cohen, BOS’s CEO, stated: “We have made progress in the first nine months of the year 2021 as compared to the comparable period last year:

●	Revenues grew by 6%

●	Gross profit increased by 15%

●	Net income of $351,000 in the first nine months of the year 2021 as compared to a $1.2 million net loss in the comparable period last year

●	A fifth consecutive profitable quarter.

The Robotics division’s operating loss has decreased significantly, to $489,000 in the first nine months of 2021 from $2.4 million in the comparable period last year. However, the Robotics division did not yet reach the breakeven point as previously projected. We expect the Robotics division to breakeven in the year 2022. We believe in the long-term growth potential of our Robotics division because of the increasing shortage in manpower for industrial and logistic processes.

The devaluation of the US dollar against the NIS in the first nine months of 2021 yielded an increase in our operating expenses by approximately $170,000 as compared to the comparable period last year.”

Avidan Zelicovsky, BOS’s President, stated: “The global shortage in commodities has presented an opportunity for our Supply Chain division. We have launched a new service for our electronic industry clients that significantly shortens the lead time for the electronic components. This service has been a growth engine of this division in the first nine months of 2021”.

Eyal Cohen, BOS’s CEO, added:” In view of the third quarter results, we have revised our outlook for the year 2021 in respect of our net income, to be between $400,000 and $600,000 instead of $1,000,000. Our outlook for the year 2021 revenues has not been changed and remains $33 million. We will announce our outlook for the year 2022 during the first quarter of the year 2022”.

BOS will host a conference call on Tuesday, November 30, 2021, at 9:00 a.m. EST, 4:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation. To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a replay of the call will be available the next day on the BOS website: www.boscom.com

About BOS

BOS provides services and systems for inventory production and management in three channels:

●	Services – The Supply Chain division provides inventory procurement and kitting.

●	Integration – the RFID division provides off-the-shelf software and equipment to track and manage inventory in the production floor and warehouse.

●	Development – the Intelligent Robotics division develops and builds custom-made robotic cells for the industrial and logistic processes.

Contact:

Eyal Cohen, CEO

+972-542525925 | eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with US GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd. (the Robotics business line), inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the impact of the COVID-19 virus and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Revenues	$24,555	$23,125	$7,998	$8,179
Cost of revenues	19,697	18,153	6,423	6,435
Inventory Impairment	-	752	-	81
Gross profit	4,858	4,220	1,575	1,663

Operating costs and expenses:
Research and development	154	71	40	50
Sales and marketing	2,902	2,933	973	978
General and administrative	1,343	1,251	466	408
Impairment of Goodwill and intangible assets	-	988	-	-
Total operating costs and expenses	4,399	5,243	1,479	1,436

Operating income (loss)	459	(1,023)	96	227
Financial income (expenses), net	(107)	(235)	(9)	(98)
Other income, net	-	50	-	50
Income before taxes on income (loss)	352	(1,208)	87	179
Taxes on income	(1)	-	-	-
Net income (loss)	$351	$(1,208)	$87	$179

Basic and diluted net income (loss) per share	$0.07	$(0.28)	$0.02	$0.04
Weighted average number of shares used in computing basic net income per share	5,201	4,284	5,223	4,329
Weighted average number of shares used in computing diluted net income per share	5,421	4,284	5,613	4,339

Number of outstanding shares as of September 30, 2021 and 2020	5,237	4,321	5,237	4,321

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2021	December 31, 2020
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,002	$1,036
Restricted bank deposits	236	140
Trade receivables	8,846	9,172
Other accounts receivable and prepaid expenses	1,226	1,311
Inventories	5,149	4,871

Total current assets	17,459	16,530

LONG-TERM ASSETS	44	59

PROPERTY AND EQUIPMENT, NET	1,139	956

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	992	767

OTHER INTANGIBLE ASSETS, NET	25	40

GOODWILL	4,676	4,676

Total assets	$24,335	$23,028

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2021	December 31, 2020
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$825	$815
Operating lease liabilities, current	495	557
Trade payables	5,060	5,492
Employees and payroll accruals	769	985
Deferred revenues	742	601
Advances net of inventory in process	106	68
Accrued expenses and other liabilities	231	391

Total current liabilities	8,228	8,909

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	756	1,216
Operating lease liabilities, non-current	628	367
Long term deferred revenues	190	303
Accrued severance pay	336	364

Total long-term liabilities	1,910	2,250

TOTAL SHAREHOLDERS’ EQUITY	14,197	11,869

Total liabilities and shareholders’ equity	$24, 335	$23,028

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020

Operating income (loss)	$459	$(1,023)	$96	$227
Add:
Impairment of Goodwill and other intangible assets	-	988	-	-
Amortization of intangible assets	15	36	5	5
Stock-based compensation	44	57	13	18
Depreciation	175	208	64	66
EBITDA	$693	$266	$178	$316

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Nine months ended September 30, 2021

Revenues	$9,193	$14,168	1,340	$(146)	$24,555

Gross profit	2,212	2,683	(37)	-	4,858

Allocated operating expenses	1,641	1,788	452	-	3,881

Unallocated operating expenses*	-	-	-		518

Income (loss) from operations	$571	$895	$(489)	-	459

Financial expenses and tax on income					(108)
Net income					$351

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Nine months ended September 30, 2020

Revenues	$8,976	$13,825	$367	$(43)	$23,125

Gross profit (loss)	2,223	2,882	(885)	-	4,220

Allocated operating expenses	1,524	1,730	534	-	3,788

Impairment of goodwill and intangible assets	-	-	988	-	988
	-	-	-
Unallocated operating expenses*					467

Income (loss) from operations	$699	$1,152	$(2,407)	-	(1,023)

Financial expenses and tax on income					(185)
Net loss					$(1,208)

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended September 30, 2021

Revenues	$2,871	$4,919	$304	$(96)	$7,998

Gross profit (loss)	660	984	(69)	-	1,575

Allocated operating expenses	529	640	116	-	1,285

Unallocated operating expenses*					194
	-	-	-
Income (loss) from operations	$131	$344	$(185)	-	96

Financial income and tax on income					(9)
Net income					$87

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended September 30, 2020

Revenues	$3,264	$4,849	$66	$-	$8,179

Gross profit (loss)	749	1,013	(99)	-	1,663

Allocated operating expenses	518	586	205	-	1,309

Impairment of goodwill and intangible assets	-	-	-	-	-

Unallocated operating expenses*					127
	-	-	-
Income (loss) from operations	$238	$427	$(311)	-	227

Financial expenses and tax on income					(48)
Net loss					$179

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.